Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 3, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Registration Statement on Form S-4 Filed July 22, 2013 File Nos. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company,” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 19, 2013.

For convenience of reference, each Staff comment contained in your August 19, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 1, filed by the Company on the date hereof and four copies of Amendment No. 1 which are marked to reflect changes made to the Registration Statement, filed with the Commission on July 22, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

September 3, 2013 Page 2

 General

1.	Please update your financial information in accordance with Rule 3-12 of Regulation S-X.

We advise the Staff that financial information has been updated as requested and that per our August 28, 2013 telephone conversation, certain financial information relating to probable acquisitions by the Company will be filed via one or more Forms 8-K and incorporated by reference in the Registration Statement.

2.	We note that shareholders could be making their election to receive cash or shares at a different time as their vote on the merger and related transactions. Please advise us of your consideration of the applicability of the tender offer rules to the cash election.

We have considered the SEC’s views, expressed in Release No. 34-14699 (the “Release”), that certain mergers involving a cash election option may constitute a tender offer for the issuer’s shares. In the Release, the SEC concluded that it would not take the position that a tender offer was involved where an election for a cash option feature occurs during the same time period that the shareholders vote on the merger proposal (referred to in the Release as “Situation B”).

We note that the agreement and plan of merger dated as of July 1, 2013 provides that American Realty Capital Trust IV, Inc. (“ARCT IV”) will mail election forms, pursuant to which stockholders of ARCT IV may make an election between cash consideration and stock consideration, to such stockholders not less than 20 business days prior to the anticipated election deadline, which election deadline will be the later of the date immediately prior to the special meeting of ARCT IV stockholders, and the date that the Company and ARCT IV agree is five business days prior to the expected closing date of the merger. The anticipated election deadline will be publicly announced by the Company and ARCT IV not more than 15 business days before, and at least five business days prior to, the election deadline. While it is possible that the election deadline could fall after the date of the stockholder vote on the merger, placing the timing of the cash election outside the safe harbor fact pattern of Situation B. However, the parties currently intend to distribute to stockholders of ARCT IV copies of the election form at the same time that they distribute copies of the joint proxy statement/prospectus. In addition, we currently expect that the merger will close as soon as possible after the approval thereof by ARCT IV stockholders, since the closing is not contingent on any other regulatory approvals. Accordingly, we currently expect that the deadline for elections will be the business day immediately prior to the date of the special meeting. Therefore, based on the current expectations of the Company and ARCT IV, the election by ARCT IV stockholders will occur during the same period that such stockholders vote on the merger proposal, in accordance with the Staff’s safe harbor fact pattern in Situation B.

Even if an unexpected delay in the closing date of the merger were to delay the election deadline until after the date of the ARCT IV special meeting, we believe that any such delay would be short, and that in all events the application of the tender offer rules to the election process would be unwarranted and may produce undesirable results. We note that in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the tender offer rules. See United Virginia Bankshares, Inc. (available March 21, 1983); Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983); The Kansas Power and Light Company (available February 13, 1991); Entergy Corporation (available November 13, 1992). As reflected in these no-action letters, in the event of a delay in the closing date of the merger, shareholders will be provided updates to the joint proxy statement/prospectus as required under the Securities Act, and Exchange Act filings of the Company will be incorporated by reference in the proxy statement/prospectus. Requiring a Schedule TO to be filed and tender offer materials to be disseminated after the ARCT IV special meeting will not enhance the disclosure and may result in confusion for stockholders who may not understand the reason for receiving tender offer materials in addition to the other disclosures in connection with the merger.

September 3, 2013 Page 3

3.	In your periodic reports, you indicate that FFO is consistent with FFO as defined by NAREIT. Please tell us how your adjustments in the incorporated filings and here are consistent with NAREIT FFO. Also, where you present non-GAAP financials here and in the incorporated documents but do not include a narrative discussion of the use of such measures, please revise accordingly. For example, please refer to page F-18 and Exhibit 99.3 of your 8-K filed on June 14, 2013. Refer to Item 10(e) of Regulation S-K.

The disclosures regarding FFO under “Summary – Companies – American Realty Capital Properties” on page 1 and F-16, respectively, of the proxy statement/prospectus have been revised as requested.

4.	We refer you to your EBITDA and FFO references on pages 104 and 114. If the noted FFO measure is not consistent with NAREIT FFO and the EBITDA measure is not consistent with the guidance provided by the Non-GAAP Financial Measures Compliance Disclosure and Interpretations Section 103, please rename such measures as adjusted measures, accordingly.

The disclosures under “The Merger — Certain Prospective Financial Information Reviewed by ARCP” and ‘‘The Merger — Certain Prospective Financial Information Reviewed by ARCT IV” on pages 107-108 and 118, respectively, of the proxy statement/prospectus, have been revised as requested.

Additional Information, page i

5.	Please tell us whether shareholders can call any of the provided numbers to find out the number of shares to be issued on a per share basis as of the latest practicable date before the polls close or the election deadline. If so, please revise to clarify. If not, please clarify how shareholders can get up to date information on the exchange ratio and the company’s election regarding stock consideration.

We advise the Staff that prior to the later of the stockholder meeting and the election deadline, stockholders will be able to call American National Stock Transfer, LLC, to obtain information relating to the number of shares that may be issued on a per share basis. The disclosures under the headings “Additional Information,” “Questions and Answers — Who can answer my questions?” and “Where You Can Find More Information; Incorporation by Reference” on pages i, xvi and 188, respectively, of the proxy statement/prospectus, have been revised as requested.

September 3, 2013 Page 4

Q: What is the proposed transaction?, page vi

6.	In the appropriate section, please revise to provide an illustrative table using a reasonable range of prices of ARCP’s common stock with columns indicating the respective exchange ratios and relevant information based on both election options available to ARCP. If material, please include the volatility of ARCP’s stock over a recent historical period, such as 90 days, and, in the risk factor section, any risks relating to such volatility.

The disclosure under the heading “Questions and Answers — What is the proposed transaction” on page vii of the proxy statement/prospectus has been revised as requested. A chart showing the volatility of ARCP common stock over a recent historical period has also been added. In addition, the risk factor under the heading “Risk Factors Relating to the Merger – Unless the Market Price of ARCP common stock is less than $14.94, the exchange ratio is fixed and will not be adjusted in the event of any change in either ARCP’s or ARCT IV’s stock price; if the Market Price of ARCP common stock is less than $14.94, ARCP would be required to pay additional cash consideration or issue additional shares” on pages 25-26 of the proxy statement/prospectus has been revised to include a discussion relating to the volatility of the ARCP common stock.

Summary, page 1

7.	We note your disclosure, throughout this section, with respect to the fees and expenses related to the merger. Please revise to provide, in tabular format, all material fees and expenses related to the merger.

Please note that the requested disclosure has been added on page 10 of the proxy statement/prospectus under the heading “Summary – Certain Fees and Expense Reimbursements Payable in Connection with the Merger.”

The Combined Company, page 2

8.	In the appropriate section, please revise to describe how ARCT IV and ARCP monitor the credit quality of non-investment grade tenants, if at all.

The disclosures under the headings “Summary – The Combined Company” and “The Companies – The Combined Company” on pages 2 and 48, respectively, of the proxy statement/prospectus, have been revised as requested.

Election Procedures, page 3

9.	As it appears ARCT IV shareholders could be making their election decision separately from their vote, please tell us whether the proxy cards will include a prominent reminder that shareholders should make their elections regardless of their vote for or against the transaction.

We advise the Staff that the proxy cards for ARCT IV stockholders include a prominent reminder that ARCT IV stockholders should make their elections regardless of their vote on the transaction.

September 3, 2013 Page 5

Interests of related parties to ARCP, ARCT IV, and ARCT IV Advisor, page 9

10.	Please revise to identify the persons/parties that have overlapping relations with all the entities involved and disclose the benefits, in the aggregate, that are derived from this merger under a separate heading. Provide similar information with the disclosure starting on page 115.

The requested disclosure has been added as a new section under the heading “Interests of Promoters and Certain Other Persons” in the “Summary” and “The Merger” sections on pages 13 and 125, respectively, of the proxy statement/prospectus.

Conditions to Completion of the Merger, page 13

11.	Please tell us whether the transaction can be terminated by either party if ARCP’s common stock price falls below a certain price. With respect to ARCP’s shareholders, please revise to discuss ARCP’s fiduciary duties to its shareholders with respect to such “walk away rights,” if applicable.

We advise the Staff that neither party has a right to terminate the transaction based upon the Company’s common stock price falling below a certain price.

Accounting Treatment of the Merger, page 15

12.	We note that you will account for the merger of the Company and ARCT IV as an acquisition of an entity under common control. Please tell us your basis in U.S. GAAP for your determination that these entities are under common control. Within your response, please reference the authoritative accounting literature management relied upon.

In determining whether the merger of the Company and ARCT IV qualifies as a business combination of entities under common control, we reviewed the guidance of both ASC 805-50-05 “Transactions Between Entities Under Common Control” which provides guidance in determining entities under common control and how to account for consolidations of entities under common control, and ASC 810-10 “Variable Interest Entities”, which provides guidance to determine if an entity is a variable interest entity (VIE). In making our determination the following facts were considered.

•	Both entities were formed by AR Capital, LLC (“ARC”) and are managed by wholly owned subsidiaries of ARC.

•	ARC through its affiliates has the power to direct the day to day operations of both companies through advisory/management agreements. The companies share certain resources such as executive management, acquisition support, legal support, office space and IT support among other services. The Chairman of the Board of both entities is Nicholas S. Schorsch.

•	ARC holds a significant economic interest in both the Company and ARCT IV consisting of fees to which ARC is entitled from both entities pursuant to management agreements and other agreements as well as a 4.82% equity interest in the Company held by ARC. These fees historically have equaled approximately 30% of the aggregate distributions made by the Company and ARCT IV to their respective shareholders. Common control exists as a result of ARC’s significant economic interest in the Company and ARCT IV based on these fees and the ownership interest disclosed above. Waivers or forgiveness of certain fees by ARC’s affiliates were not considered in the analysis.

In the evaluation of the applicability of the guidance of ASC 805-50-05 to determine if common control exists, it was determined that the Company and ARCT IV do not have significant equity investment by an individual or a group of individuals that would indicate common control. We therefore looked to ASC 810-10 to determine if the entities are considered Variable Interest Entities (“VIEs”) and if ARC or its affiliates are the primary beneficiary of the VIEs.

ASC 810-10-15-14 discusses proportions of equity investments as well rights to receive residual returns and rights to direct activities of the entity. Paragraph c. addresses equity investors whose voting rights are not proportionate to their rights to receive residual returns and instances where substantially all of the entities’ legal activities (for example financing or buying assets) either involve or are conducted on behalf of an investor who has disproportionately few voting rights as is the case with the Company and ARCT IV, as affiliates of ARC have the ability to direct the day to day activities, for a fee, including the issuance of private placements of equity securities, entering into financing arrangements, buying and selling assets and mergers with other companies where only cash consideration is paid (as is the case with the Company’s pending merger with CapLease Inc., among other activities) with disproportionately few voting rights. Some of the fee arrangements are based on set contractual amounts such as asset management fees, which are based on a percentage of assets under management or the cost of assets, other fees based on returns to shareholders are uncapped in their amounts such as the incentive fees that may be earned in conjunction with the merger and quarterly incentive fees earned based on operating results.

September 3, 2013 Page 6

No individual shareholder can unilaterally terminate the agreements of ARCP with its affiliated manager and of ARCT IV and its affiliated advisor.

In accordance with 810-10-25, contractual interest should be considered in the evaluation of the significance of variable interests. The variable risks of the entities are credit risks from the tenants rent receivables, interest rate risk from financing activities and operations risks, among others. ARC’s affiliates participated significantly in the design of the entities structures, including fee structures. The net proceeds of the entities are passed along primarily through distributions to investors and fees to ARC’s affiliates. In accordance with 810-10-25, contractual interest should be considered in the evaluation of the significance of variable interests. The fee structure of each of the entities includes the following types of fees:

•	Asset management fees based on assets under management or cost of assets
•	Transfer agent services fees based on contractual arrangements
•	Asset disposition fees based on a percentage of the proceeds of assets sold

In the case of the Company:

•	Incentive fees based on return to stockholders

In the case of ARCT IV:

•	Acquisition fees of 1% of assets acquired
•	Financing fees of 1% of loan advances
•	Fees paid in connection with the liquidation of ARCT IV’s assets or listing of ARCT IV’s common stock on a stock exchange based on total return to shareholders.

In addition, affiliates of ARC had received fees for capital raising activities of both companies, and strategic advisory services, among other transactional fees.

We analyzed these fees that the affiliates of ARC were contractually eligible to receive in relation to the distribution received by the respective entities’ shareholders and found them to be significant. Therefore, we have determined that ARC is a contractual variable interest holder in both entities. Given the combination of the significance of the variable interest through contractual arrangements and the ability, through executive management, of ARC’s affiliates to direct activities that significantly affect the economic performance of the company, ARC qualifies as a primary beneficiary of both entities.

In accordance with ASC 810-10-30 “Valuation of assets, liabilities and non-controlling interests in a newly consolidated VIE”, if a primary beneficiary of a VIE and the VIE are under common control, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE (or would be carried if the reporting entity issued financial statements prepared in conformity with U.S. GAAP), therefore all ARCT IV balances will be carried over from the historical GAAP financial statements without fair value adjustments to allocate the purchase price paid among the assets and liabilities acquired.

Unaudited Comparative Per Share Information, page 20

13.	It appears that your Dividends declared per common share for ARCT IV Historical of $1.65 is the annual dividend, as opposed to the dividend for the quarter. Please revise or advise.

Please note that the disclosure under “Summary –Unaudited Comparative Per Share Information” on page 23 of the proxy statement/prospectus has been updated to include amounts for the six months ended June 30, 2013 and the historical dividends declared per common share for ARCT IV shows the amount of the dividends for such six month period.

September 3, 2013 Page 7

ARCP and ARCT IV stockholders will be diluted by the merger, page 26

14.	Please revise here and where appropriate to disclose the expected ownership percentages if no cash elections are made.

The disclosures under the headings “Summary – Summary of Risk Factors Related to the Merger” and “Risk Factors – ARCP and ARCT IV stockholders will be diluted by the merger” on pages 6 and 28, respectively, of the proxy statement/prospectus, have been revised as requested.

ARCP’s anticipated level of indebtedness will increase…page 36

15.	If material, please revise here or elsewhere, as applicable, to include any current debt/financing covenants which may limit additional financing that may affect consummation of the merger.

The disclosures under the headings “Questions and Answers – How will ARCP fund the cash portion of the merger consideration?,” “Risk Factors – ARCP’s anticipated level of indebtedness will increase upon completion of the CapLease Merger and will increase the related risks we now face” and “The Merger Agreement – Consideration to be Received in the Merger” on pages vii, 38 and 151, respectively, of the joint proxy statement/prospectus, have been revised as requested.

The Combined Company, page 45

16.	Here or under the appropriate subheading, please revise to discuss the combined debt and servicing obligations related to such debt for the combined company in order to provide some balance to this disclosure.

The disclosure under the heading “The Companies – The Combined Company” on 48 of the joint proxy statement/prospectus has been revised as requested.

Lease Expirations, page 56

17.	Please tell us why you are disclosing annual rent and percentage of annual rent on an average basis.

We advise the Staff that annual rent and percentage of annual rent are disclosed on an average basis to present comprehensive information relating to the various property portfolios to stockholders of the Company and ARCT IV stockholders, which we believe may be pertinent to their decisions to vote for or against the merger and related transactions.

Common Stock Share Issuance Proposal, page 70

18.	It appears that the cash consideration is $30/share while the stock consideration would be at least $30.62 per share. Please revise to clarify why the stock consideration is greater than the cash consideration.

We advise the Staff that the disclosures under the headings “Summary – The Merger, the Partnership Merger and the Merger Agreement” and “The Merger Agreement – Consideration to be Received in the Merger” on pages 3 and 151, respectively, of the proxy statement/prospectus have been revised to clarify the reason for the difference between the values of the cash consideration and the stock consideration.

September 3, 2013 Page 8

19.	Please revise to clarify whether the estimated 145.6 million shares of ARCP common stock to be issued is on a fully diluted basis.

The disclosure under “Proposals Submitted to ARCP Stockholders – Common Stock Share Issuance Proposal” on page 73 of the proxy statement/prospectus has been revised to clarify that in addition to the maximum 145.8 million shares of ARCP common stock issuable in connection with the merger, assuming 100% of the merger consideration is in the form of ARCP common stock, as of ARCT IV’s record date, approximately 1,215,295 ARCP OP Units and 121,769 Class B Units in the ARCP operating partnership are issuable in connection with the partnership merger.

The Merger, page 82

20.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Each of Citigroup and BofA Merrill Lynch is providing to the Staff, under separate cover and on a confidential basis pursuant to Rule 418 under the Securities Act, copies of the final written materials from Citigroup on which the board of directors of ARCP based its decision to approve the merger, and from BofA Merrill Lynch on which the board of directors of ARCT IV based its decision to approve the merger. We are also requesting confidential treatment of this information in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

21.	When describing the background of the merger, please revise to identify the representatives of senior management that were present at the meetings.

The disclosures under the heading “The Merger” on pages 85 through 91 of the proxy statement/prospectus have been revised to identify which representatives of senior management were present at the board meetings of the Company and ARCT IV.

22.	Please revise to clarify whether ARCP considered any strategic alternatives other than the merger.

We advise the Staff that the Company pursued the transaction with ARCT IV as a part of its medium-term growth strategy, which is discussed under the heading “The Merger – Background of the Merger” on page 85 of the proxy statement/prospectus. We have revised the disclosure under such heading on page 87 of the proxy statement/prospectus to reflect that the transaction with ARCT IV was considered in furtherance of such strategy and that the Company did not, therefore, consider strategic alternatives in place of the merger.

September 3, 2013 Page 9

Recommendation of the ARCP Board and Its Reasons for the Merger, page 88

23.	We note the disclosure elsewhere of the fairness opinion. Please revise here and where appropriate to discuss how management and the board determined the consideration amount. Such discussion should discuss how management considered the fact that the shares of ARCT IV were sold at $25/share, the dilution experienced by such shares from fees and distributions, and the recent nature of the acquisitions made by ARCT IV. Clarify if a net asset value was calculated for ARCT IV. If third parties provided any input into the consideration determination, please identify such parties.

The prospectus has been modified to discuss how management and the board determined the consideration amount for its offer. The disclosure under “The Merger – Recommendation of the ARCP Board and Its Reasons for the Merger” found on page 94 has been revised to reflect the factors considered by ARCP. Please note that many of the factors considered by management and the board focused on the positive effects the ARCT IV portfolio would have on ARCP and the synergies achieved from the combined company. Management and the board placed less emphasis on the fact that the shares of ARCT IV were sold at $25/share, the dilution experienced by such shares from fees and distributions and the recent nature of the acquisitions by ARCT IV because the primary value of ARCT IV for ARCP results from combining it with ARCP and not from such ARCT IV specific factors when viewed as a stand-alone company.

Furthermore, please note that ARCT IV did not calculate a net asset value for the quarter ending June 30, 2013 because it received an offer from ARCP prior to the time a net asset value would have been calculated. If the merger between the two companies does not close, then ARCT IV will calculate net asset value. The disclosure under “Comparison of Rights of ARCP Stockholders and ARCT IV Stockholders – Certain Differences Between the Rights of ARCP Stockholders and ARCT IV Stockholders” found on page 184 has been revised to reflect this fact.

Opinion of ARCP’s Financial Advisor, page 95

24.	Please clarify if the 2013E measures for ARCT IV are based on the figures disclosed on page 114. If not, please disclose the projections used. For the prospective measures disclosed generally, please explain how management determined such projections were reasonable and compare them to your historical performance.

We advise the Staff that the disclosure under the heading “The Merger – Opinion of ARCP’s Financial Advisor” on page 105 of the proxy statement/prospectus has been revised to clarify that the 2013E measures for ARCT IV are based on the figures disclosed on page 119 of the proxy statement/prospectus.

Where You Can Find More Information; Incorporation by Reference, page 181

25.	Please revise this section accordingly if you intend on incorporating by reference ARCT IV’s Exchange Act filings.

We supplementally advise the Staff that ARCT IV’s Exchange Act filings will be not incorporated by reference in the proxy statement/prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

General

26.	For the columns of historical information, please disclose where this information is derived. Your revised disclosure should be similar to your disclosure within note (1) for ARCP Historical figures within the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012.

We advise the Staff that we have updated all notes that reference historical financial statements to include the source SEC filing and date of the filing of the referenced financial statements.

September 3, 2013 Page 10

27.	On page F-17, you disclose that you have pipeline properties expected to close in 2013. Please provide to us management’s analysis of the probability of these acquisitions including management’s historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided and these acquisitions have not been reflected in your Article 11 pro forma financial information. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

We advise the Staff that upon further consideration by management we have removed the adjustment for pipeline properties from the schedule.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-6 – F-10

28.	Please expand note 2(i) and (7) to disclose the number of property acquisitions from April 1, 2013 to June 30, 2013, total purchase price for these acquisitions, and how these acquisitions were funded (i.e. available cash, debt financing, or equity financing). To the extent multiple funding types were used, please separately quantify the amount related to each.

We advise the Staff that we have expanded notes (2) and (6) to include the total purchase price for acquisitions and how such acquisitions were funded.

29.	We note that the Subsequent Activity Adjustments column reflects adjustments related to multiple types of activity, such as acquisitions, private placement, and repayment of revolving line of credit. To the extent any of the line item amounts represent activity from multiple adjustment types, please separately quantify and disclose the amounts for each adjustment.

We advise the Staff that none of the line items in the Subsequent Activities Adjustments columns represent multiple types of adjustments.

30.	Please expand note 2(ii) to disclose the techniques and significant assumptions associated with your determination of the fair value adjustment for the preferred shares liability.

We advise the Staff that the referenced liability line item has been reflected in the Company’s June 30, 2013 balance sheet, from the Company’s Form 10-Q for the quarterly period ended June 30, 2013, filed with the SEC on August 6, 2013. The fair value information requested is now included in the notes to such financial statements.

31.	In note (5), you have disclosed cash consideration of $869.7 million to be paid to the CapLease’s shareholders. Please clarify and disclose how this amount has been reflected within the pro-forma consolidated balance sheet.

We advise the Staff that we have note (4) to clarify how the cash consideration was reflected as additional borrowings. On the pro forma balance sheet, cash increased from the borrowings and was paid to the CapLease shareholders simultaneously.

September 3, 2013 Page 11

32.	Please revise note (9) and (26) to provide a sensitivity analysis of the potential additional cash consideration based on hypothetical differences in the value of ARCP’s common stock and $14.94.

We advise the Staff that notes (8) and (28) have been expanded to include a sensitivity analysis of the potential additional cash consideration that would be paid to ARCT IV stockholders if the price of the Company’s common stock was below $14.94 on the merger date.

33.	Please revise note (22) to discuss what types of costs are encompassed within these amounts and how you arrived at the estimated costs of the respective mergers disclosed within your pro-forma financial information.

We advise the Staff that note (22) has been revised to include additional information on the types of costs the Company expects to incur in conjunction with the mergers and how we estimated those costs.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, pages F-15 – F-16

34.	We note your adjustments (2) and (17). Please tell us if actual interest rates in the transactions can vary from those depicted. To the extent they may vary, please specifically disclose the effects of a 1/8% change in the assumed interest rate.

We advise the Staff that we have expanded the disclosure in notes (2) and (17) to include information on whether interest expense could vary and, where applicable, we have included a sensitivity analysis of how a 1/8th percent change in interest rates would affect interest expense.

Unaudited Supplementary Information, pages F-17 – F-18

35.	Please clarify your basis for presenting this supplementary information. Your response should reference the authoritative literature relied upon that supports your presentation of such supplementary information and explain the usefulness of such information to investors.

We advise the Staff that upon further consideration we have removed the supplementary information and retained only the Funds From Operations, and Adjusted Funds From Operations calculations with expanded disclosure on why we believe this information is useful to the investor.

Exhibit Index

36.	It appears that you have omitted the Exhibits from Annex A, the Agreement and Plan of Merger. Please tell us why they have been omitted. As applicable, please refer to Item 601(b)(2) and include a list briefly identifying the contents of the omitted items and an agreement to furnish staff with copies of such items.

We advise the Staff that we have included in Annex A in Amendment No. 1 the exhibits to the Agreement and Plan of Merger.

37.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

We supplementally advise the Staff that we will file all exhibits as promptly as practicable. We have attached copies of the draft legal and tax opinions to be filed as exhibits to the Registration Statement as Appendix I to this letter.

September 3, 2013 Page 12

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 for American Realty Capital Properties, Inc.

General

38.	Please tell us if you have triple net leased one or more real estate properties to a single tenant where such properties exceed 20% of your assets. To the extent you have significant lessees, please tell us how you determine it was not necessary to provide audited financial statements or for public companies, refer investors to a publicly-available website with the lessee’s SEC filed financial information.

We advise the Staff that no such financial statements were included pursuant to subsection (b) of Rule 3-14 of Regulation S-X, which provides that information required by Rule 3-14 is not required to be included in a filing on Form 10-K. As noted in our response to Comment 1 above, the financial information required under Rule 3-14 to be included in the Registration Statement will be filed via one or more Forms 8-K and incorporated by reference in the Registration Statement.

Schedule III – Real Estate and Accumulated Depreciation, pages F-31 – F-35

39.	Please revise future periodic filings to disclose your aggregate cost for Federal income tax purposes in a note to the gross amount column. Reference is made to Rule 12-28 of Regulation S-X.

We advise the Staff that we will revise future periodic filings to disclose the aggregate cost for federal income tax purposes in a note to the gross amount column.

FORM 8-K/A AMENDMENT NO. 3 for American Realty Capital Properties, Inc. filed May 8, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 7

Note 2 – Merger Agreement, page 8

Accounting Treatment of the Merger, page 9

40.	We note that you accounted for the merger of the Company and ARCT III as an acquisition of an entity under common control. Please tell us your basis in U.S. GAAP for your determination that these entities are under common control. Within your response, please reference the authoritative accounting literature management relied upon.

In determining whether the merger of the Company and ARCT III qualified as a business combination of entities under common control, we reviewed the guidance of both ASC 805-50-05 “Transactions Between Entities Under Common Control” which provides both guidance in determining entities under common control and how to account for consolidations of entities under common control, and ASC 810-10 “Variable Interest Entities”, which provides guidance to determine if an entity is a variable interest entity (VIE). In making our determination the following facts were considered.

•	Both entities were formed by ARC. The Company is, and ARCT III was, managed by wholly owned subsidiaries of ARC.

•	ARC through its affiliates has, with respect to the Company, and had, with respect to ARCT III, the power to direct the day to day operations of both companies through advisory/management agreements. The companies shared certain resources such as executive management, acquisition support, legal support, office space and IT support among other services. The Chairman of the Board of the Company is Nicholas S. Schorsch, who was also the Chairman of the Board of ARCT III.

•	ARC holds a significant economic interest in the Company and held a significant economic interest in ARCT III. In addition to the equity interest held by ARC and affiliates just prior to the merger of both companies of 20% in the Company and a nominal percentage in ARCT III, common control existed given the significance of fees collected by ARC compared to distributions to shareholders being approximately 30% for both companies.

In the evaluation of the applicability of the guidance of ASC 805-50-05 to determine if common control exists, it was determined that the Company and ARCT III did not have significant equity investment by an individual or a group of individuals that would indicate common control. We therefore looked to ASC 810-10 to determine if the entities are considered Variable Interest Entities (“VIEs”) and if ARC or its affiliates are the primary beneficiary of the VIEs.

ASC 810-10-15-14 discusses proportions of equity investments as well rights to receive residual returns and rights to direct activities of the entity. Paragraph c. addresses equity investors whose voting rights are not proportionate to their rights to receive residual returns and instances where substantially all of the entities legal activities (for example financing or buying assets) either involve or are conducted on behalf of an investor who has disproportionately few voting rights as is the case with the Company and ARCT III, as affiliates of ARC have or had the ability to direct the day to day activities, for a fee, including the issuance of private placements of equity securities, entering into financing arrangements, buying and selling assets and mergers with other companies where only cash consideration is paid (as is the case with the pending merger with CapLease Inc., among other activities). Some of the fee arrangements were based on set contractual amounts such as asset management fees, which were based on a percentage of assets under management, other fees were based on returns to shareholders and were are uncapped in their amounts such as the incentive fees that may be earned in conjunction with the merger and quarterly incentive fees earned based on operating results.

September 3, 2013 Page 13

No individual shareholder can unilaterally terminate the agreement between ARCP and its affiliated manager, and no individual shareholder could unilaterally terminate the agreement ARCT III had with its affiliated advisor.

In accordance with 810-10-25, contractual interest should be considered in the evaluation of the significance of variable interests. The variable risks of the entities are credit risks from the tenants rent receivables, interest rate risk from financing activities and operations risks among others. ARC’s affiliates participated significantly in the design of the entities structures, including fee structures. The net proceeds of the entities were passed along primarily through distributions to investors and fees to ARC’s affiliates. In accordance with 810-10-25, contractual interest should be considered in the evaluation of the significance of variable interests. The fee structure of each of the entities includes or included, as applicable the following types of fees:

•	Asset management fees of varying structures based on assets under management
•	Asset disposition fees based on a percentage of the proceeds of assets sold

In the case of the Company:

•	Incentive fees based on return to stockholders

In the case of ARCT III:

•	Acquisition fees of 1% of assets acquired
•	Financing fees of 1% of loan advances
•	Fees paid in connection with the liquidation of ARCT III’s assets or listing of ARCT III’s common stock on a stock exchange based on total return to shareholders.

In addition, affiliates of ARC had received fees for capital raising activities of both companies, and strategic advisory services, among other transactional fees.

We analyzed these fees that the affiliates of ARC were contractually eligible to receive in relation to the distribution received by the respective entities shareholders and found them to be significant. Therefore, we had determined that ARC was a contractual variable interest holder in both entities. Given the combination of the significance of the variable interest through contractual arrangements and the ability, through executive management, of ARC’s affiliates to direct activities that significantly affected the economic performance of the company, ARC qualified as a primary beneficiary of both entities.

In accordance with ASC 810-10-30 “Valuation of assets, liabilities and non-controlling interests in a newly consolidated VIE”, if a primary beneficiary of a VIE and the VIE are under common control, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE (or would be carried if the reporting entity issued financial statements prepared in conformity with U.S. GAAP), therefore all ARCT III balances were carried over from the historical GAAP financial statements without fair value adjustments to allocate the purchase price paid among the assets and liabilities acquired.

September 3, 2013 Page 14

FORM 8-K/A AMENDMENT NO. 1 for American Realty Capital Properties, Inc. filed June 14, 2013

Exhibit 99.3

Unaudited Supplementary Information

41.	Please clarify your basis for presenting this supplementary information. Your response should reference the authoritative literature relied upon that supports your presentation of such supplementary information and explain the usefulness of such information to investors.

We advise the Staff that in presenting supplemental financial information, we considered the guidance in Section 3201.2 of the Division of Corporation Finance Financial Reporting Manual, which indicates that pro forma financial information should be confined to isolated and objectively measurable effects of a particular transaction. We believed that in this instance, it was important to inform the investor of the expected impacts of some of the key actions that management is implementing or intends to implement once the transaction is consummated. We believe this information will assist investors in understanding the value of the business combination in the same manner as management considered the business combination when valuing the business. Therefore, in accordance with Section 3210.2, we presented this information separately from the pro forma financial information and identified it as such in accordance with the guidelines.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 for American Realty Capital Trust IV, Inc.

General

42.	Please tell us if you have triple net leased one or more real estate properties to a single tenant where such properties exceed 20% of your assets. To the extent you have significant lessees, please tell us how you determine it was not necessary to provide audited financial statements or for public companies, refer investors to a publicly-available website with the lessee’s SEC filed financial information.

We supplementally advise the Staff that while as of December 31, 2012, ARCT IV had properties triple net leased to a single tenant where such properties exceeded 20% of ARCT IV’s assets as of December 31, 2012, we determined it was not necessary to provide financial information for such lessees pursuant to Section 2305.5 of the Division of Corporation Finance Financial Reporting Manual, which provides that for blind pool offerings subject to Guide 5, during the distribution period, the significance threshold is based on assets plus the proceeds in good faith expected to be raised in the registered offering over the subsequent 12 months. Based on the pace of the capital raise in ARCT IV’s initial public offering as of December 31, 2012, ARCT IV expected to raise approximately $1.25 billion in offering proceeds over the subsequent 12 months. Based on such amount, there were no properties triple net leased to a single tenant where such properties exceeded 20%.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

cc:	Wilson Lee Jennifer Monick Folake Ayoola

September 3, 2013 Page 15

APPENDIX I

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

September __, 2013

American Realty Capital Properties, Inc.

405 Park Avenue

New York, New York 10022

Re:	Registration Statement on Form S-4 (File No. 333-190056)

Ladies and Gentlemen:

We have served as Maryland counsel to American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to 145,781,127 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) to be issued by the Company in connection with the merger of American Realty Capital Trust IV, Inc., a Maryland corporation (“ARCT IV”), with and into Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of July 1, 2013 (the “Merger Agreement”), by and among the Company, ARC Properties Operating Partnership, L.P., a Delaware limited partnership, Merger Sub, ARCT IV and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership. The Shares are covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of Joint Proxy Statement/Prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

September 3, 2013 Page 16

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to, among other matters, the approval of the Merger Agreement and the issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. The Merger Agreement;

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

September 3, 2013 Page 17

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Section 4.07 of Article 4 of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 145,781,127 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and the Merger Agreement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

September 3, 2013 Page 18

[LETTERHEAD OF DUANE MORRIS LLP]

[Date]

American Realty Capital Properties, Inc. 405 Park Avenue 15th Floor New York, NY 10022

Re:	Opinion of Duane Morris LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as special M&A legal counsel to American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), in connection with the proposed merger (the “Merger”) of American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), with and into Thunder Acquisition, LLC, a Delaware limited liability company (“Merger Sub”) and a direct, wholly owned subsidiary of Parent, with Merger Sub surviving, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 1, 2013, by and among Parent, Merger Sub, the Company, and certain other parties. This opinion is being delivered in connection with the joint proxy statement/prospectus included in the registration statement on Form S-4, Registration No. 333-190056, initially filed by Parent with the SEC on July 22, 2013 pursuant to the Securities Act (as amended through the date hereof and together with the documents incorporated by reference therein, the “Registration Statement”). Capitalized terms used but not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement. In addition, this opinion relies upon certificates containing certain factual representations and covenants of an officer of the Company on behalf of the Company (the “Company Officer Certificate”) and an officer of Parent and Merger Sub on behalf of Parent and Merger Sub (the “Parent Officer Certificate”).

For purposes of our opinion, we have not independently verified any of the facts, representations and covenants set forth in the Company Officer Certificate, the Parent Officer Certificate or in any other document. We have, consequently, assumed and relied on representations that the information presented in the Company Officer Certificate, the Parent Officer Certificate and other documents, or otherwise furnished to us, accurately and completely, as of the date hereof and as of the Effective Time, describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true and will continue to be true without regard to any qualification as to materiality, knowledge or belief. In the course of our representation of Parent, we have not been made aware of any facts inconsistent with such statements, representations and covenants or our assumptions herein. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants and our assumptions herein. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Company Officer Certificate, the Parent Officer Certificate, or any other document may affect our opinion set forth herein.

September 3, 2013 Page 19

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the accuracy of the following assumptions: (i) the Company and Parent will each qualify as a REIT for the taxable period in which the Merger is consummated, (ii) there will be no changes in the applicable laws of the State of Maryland or the State of Delaware or of any other jurisdiction under the laws of which any of the Company, Parent or any of their subsidiaries have been formed or to which any of them are subject, in any such case, that would have the effect of altering the facts upon which the opinion set forth below is based, (iii) no action will be taken by the Company, Parent or any of their subsidiaries after the date hereof that would have the effect of altering facts upon which the opinion set forth below is based, (iv) the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Merger will be effective under the laws of the State of Maryland and the State of Delaware, (v) the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of the parties with respect to the Merger, (vi) there will be no change in applicable United States federal income tax law from the date hereof through the Effective Time, and (vii) the parties will report the Merger in a manner consistent with the opinion below and all applicable reporting requirements pursuant to the Code and the Regulations (as defined below) will be satisfied.

Based upon and subject to the foregoing, and subject to the qualifications stated herein, we confirm the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” insofar as it purports to summarize United States federal income tax law, subject to the assumptions, limitations and conditions set forth therein, is accurate in all material respects.

In rendering our opinion, we have considered and relied upon the Code, the Treasury Regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and Regulations by the courts and the IRS, all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing could adversely affect our opinion set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue, or that a court will not sustain such a position if asserted by the IRS.

September 3, 2013 Page 20

We express no opinion on any issue relating to the Merger, the Company, Parent or any investment therein or with respect to any other United States federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality, other than as expressly stated above. This opinion is expressed as of the date hereof, and we are under no obligation to, and we do not intend to, supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

This opinion has been prepared for you and, except as provided in the next paragraph, it may not be used or relied upon by anyone else other than Parent, nor may this letter or any copies hereof be furnished to a third party, filed with a governmental agency, quoted, cited or otherwise referred to without our prior written consent.

We hereby consent to (i) the reference to this opinion in the Registration Statement, (ii) the filing of this opinion with the SEC as an exhibit to the Registration Statement, and (iii) the references to us in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,

September 3, 2013 Page 21

[LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]

[WGM DRAFT]

[Date]
American Realty Capital Trust IV, Inc. 405 Park Avenue 15th Floor New York, NY 10022
Re:	Opinion of Weil, Gotshal & Manges LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as special M&A legal counsel to American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of the Company, with and into Thunder Acquisition, LLC, a Delaware limited liability company (“Merger Sub”) and a direct, wholly owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), with Merger Sub surviving, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 1, 2013, by and among Parent, Merger Sub, the Company, and certain other parties. This opinion is being delivered in connection with the joint proxy statement/prospectus included in the registration statement on Form S-4, Registration No. 333-190056, initially filed by Parent with the SEC on July 22, 2013 pursuant to the Securities Act (as amended through the date hereof and together with the documents incorporated by reference therein, the “Registration Statement”). Capitalized terms used but not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement. In addition, this opinion relies upon certificates containing certain factual representations and covenants of an officer of the Company on behalf of the Company (the “Company Officer Certificate”) and an officer of Parent and Merger Sub on behalf of Parent and Merger Sub (the “Parent Officer Certificate”).

For purposes of our opinion, we have not independently verified any of the facts, representations and covenants set forth in the Company Officer Certificate, the Parent Officer Certificate or in any other document. We have, consequently, assumed and relied on representations that the information presented in the Company Officer Certificate, the Parent Officer Certificate and other documents, or otherwise furnished to us, accurately and completely, as of the date hereof and as of the Effective Time, describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true and will continue to be true without regard to any qualification as to materiality, knowledge or belief. In the course of our representation of the Company, we have not been made aware of any facts inconsistent with such statements, representations and covenants or our assumptions herein. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants and our assumptions herein. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Company Officer Certificate, the Parent Officer Certificate, or any other document may affect our opinion set forth herein.

September 3, 2013 Page 22

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the accuracy of the following assumptions: (i) the Company and Parent will each qualify as a REIT for the taxable period in which the Merger is consummated, (ii) there will be no changes in the applicable laws of the State of Maryland or the State of Delaware or of any other jurisdiction under the laws of which any of the Company, Parent or any of their subsidiaries have been formed or to which any of them are subject, in any such case, that would have the effect of altering the facts upon which the opinion set forth below is based, (iii) no action will be taken by the Company, Parent or any of their subsidiaries after the date hereof that would have the effect of altering facts upon which the opinion set forth below is based, (iv) the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Merger will be effective under the laws of the State of Maryland and the State of Delaware, (v) the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of the parties with respect to the Merger, (vi) there will be no change in applicable United States federal income tax law from the date hereof through the Effective Time, and (vii) the parties will report the Merger in a manner consistent with the opinion below and all applicable reporting requirements pursuant to the Code and the Regulations (as defined below) will be satisfied.

Based upon and subject to the foregoing, and subject to the qualifications stated herein, we confirm the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger” insofar as it purports to summarize United States federal income tax law, subject to the assumptions, limitations and conditions set forth therein, is accurate in all material respects.

In rendering our opinion, we have considered and relied upon the Code, the Treasury Regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and Regulations by the courts and the IRS, all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change that is made after the date hereof in any of the foregoing could adversely affect our opinion set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue, or that a court will not sustain such a position if asserted by the IRS.

September 3, 2013 Page 23

We express no opinion on any issue relating to the Merger, the Company, Parent or any investment therein or with respect to any other United States federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality, other than as expressly stated above. This opinion is expressed as of the date hereof, and we are under no obligation to, and we do not intend to, supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

This opinion has been prepared for you and, except as provided in the next paragraph, it may not be used or relied upon by anyone else other than the Company, nor may this letter or any copies hereof be furnished to a third party, filed with a governmental agency, quoted, cited or otherwise referred to without our prior written consent.

We hereby consent to (i) the reference to this opinion in the Registration Statement, (ii) the filing of this opinion with the SEC as an exhibit to the Registration Statement, and (iii) the references to us in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,

Weil, Gotshal & Manges LLP

September 3, 2013 Page 24

 [LETTERHEAD OF PROSKAUER ROSE LLP]

DRAFT

 [●], 2013

American Realty Capital Properties, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the filing of a joint proxy statement/prospectus, dated [●], 2013 (the “Joint Proxy Statement/Prospectus”), as part of a registration statement on Form S-4, Registration No. 333-190056, initially filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2013, as amended through the date hereof (the “Registration Statement)” which term includes the Joint Proxy Statement/Prospectus), relating to the proposed merger of American Realty Capital Trust IV, a Maryland corporation, with and into a direct wholly owned subsidiary of the Company and the proposed merger of American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership, with and into ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). In connection with the filing of the Registration Statement, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; and (ii) the accuracy and fairness of the discussion in the Joint Proxy Statement/Prospectus under the caption “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock”; and (iii) the treatment of the Operating Partnership as a partnership for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

1 Unless otherwise stated, all section references herein are to the Code.

September 3, 2013 Page 25

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the Articles of Amendment and Restatement of the Company, as amended through the date hereof; and (3) the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of February 28, 2013, and any amendments thereto through the date hereof. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents (including, without limitation, the Officer’s Certificate and the exhibits thereto) accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated [●], 2013, that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ended on December 31, 2011, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and the Company’s actual method of operation through the date hereof has enabled it to meet and, assuming the Company’s election to be treated as a REIT is not either revoked or intentionally terminated, the Company’s proposed method of operation will enable it to continue to meet, the requirements for qualification and taxation as a REIT under the Code;

September 3, 2013 Page 26

(ii)	the discussion in the Joint Proxy Statement/Prospectus under the caption “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s common stock; and

(iii)	the Operating Partnership has been and will be taxed as a partnership and not an association or publicly traded partnership (within the meaning of Section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Joint Proxy Statement/Prospectus under the caption “Material U.S. Federal Income Tax Consequences of the Merger” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.3 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,

DRAFT